
Mail Stop 3720

October 1, 2009

Via U.S. Mail and Fax 852 2121 3232

Mr. Tong Jilu
Chief Financial Officer
China Unicom (Hong Kong) Limited
75th Floor, The Center
99 Queen's Road Central
Hong Kong

      RE: China Unicom (Hong Kong) Limited
              Form 20-F for Fiscal Year Ended December 31, 2008
              Filed June 23, 2009
              File No. 001-15028

Dear Mr. Jilu:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director